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Exhibit 99

        [DRAXIS LOGO]

For Immediate Release

March 22, 2004

DRAXIS and Isotope Products Laboratories
Sign Distribution Agreement

        Mississauga, Ontario, March 22, 2004—DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), has concluded a distribution agreement with Isotope Products Laboratories (IPL), a California based producer of radioactive sources for Nuclear Medicine and radiography. DRAXIMAGE will market the full line of IPL medical products in Canada, including calibration references for imaging applications plus calibration sources for PET (Positron Emission Tomography) and SPET (Single Photon Emission Tomography), all well-established modes of diagnostic medical imaging. DRAXIMAGE will also introduce the Perflexion™, IPL's new flexible Cobalt-57 flood source, in Canada during the second quarter of 2004.

About IPL

        IPL, based in Southern California, operates two manufacturing facilities employing professional staff, primarily chemists and engineers, and sells its products in over 30 countries around the world. IPL was founded in 1967 and operated as a privately held company for 32 years, specializing in radiation source production and custom source design. The company was acquired in 1999 by Eckert & Ziegler AG, of Berlin, Germany; a holding company involved in the development and production of low level radiation source products for industrial and medical applications and whose holdings include sister radiation source manufacturers, Bebig GmbH and Eurotope mbH.

About DRAXMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection, currently in Phase II.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported revenues in 2003 in excess of US$49 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS and Isotope Products Laboratories Sign Distribution Agreement